NORTHERN FUNDS

FORM N-SAR

File No. 811-08236

Semi-Annual Period Ended September 30, 2011

Exhibit Index

EX-99.77D:  Policies with respect to security investments

EX-99.77E:  Legal Proceedings

EX-99.77Q1(b):  Copies of the text of any proposal described in answer to sub-item 77D

EX-99.77Q1(e):  Copies of any new or amended Registrant advisory contracts

Exhibits

Sub-Item 77D:  Policies with respect to security investments

(g)(1) Effective August 10, 2011, the Multi-Manager International Equity Fund’s investment strategy was changed to permit the Fund to invest up to 40% of its net assets in issuers domiciled in emerging markets.

(g)(2) Effective September 16, 2011, the U.S. Government Select Money Market Fund’s investment strategy was changed to permit the Fund, under unusual circumstances, as when appropriate securities that are exempt from state taxes are unavailable, to invest in non-exempt U.S. government securities and cash equivalents, including repurchase agreements.